UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, November 19, 2015

In October 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.4 MILLION

PASSENGERS

In October 2015, Avianca Holdings and its subsidiaries carried 2,400,716 passengers, a 5.3% increase over the same period in 2014

In October, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,400,716 passengers, up 5.3% compared to October 2014. Capacity, measured in ASKs (available seat kilometers), increased 10.8%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.5%. The load factor for the month was 79.0%.

Domestic markets in Colombia, Peru and Ecuador

In October, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,452,813 travelers, up 2.3% compared to October 2014. Capacity (ASKs) increased 4.2%, while passenger traffic (RPKs) increased 5.9%. As a result, the load factor for the month was 78.1%.

International markets

In October, the affiliated airlines of Avianca Holdings transported 947,903 passengers on international routes, up 10.4% compared to October 2014, Capacity (ASKs) increased 12.7%, while passenger traffic (RPKs) increased 11.9%. The load factor for the month was 79.2%.

Operational Statistics	Oct-15	Oct-14	Δ YOY		YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,401	2,279	5.3%		23,390	21,600	8.3%
ASK (mm)[2]	3,846	3,471	10.8%		36,793	33,937	8.4%
RPK (mm)[3]	3,037	2,748	10.5%		29,298	26,928	8.8%
Load Factor[4]	79.0%	79.2%	-0.2	pp	79.6%	79.3%	0.3	pp

Domestic Market
PAX (K)[1]	1,453	1,420	2.3%		14,114	12,831	10.0%
ASK (mm)[2]	825	791	4.2%		8,122	7,261	11.9%
RPK (mm)[3]	644	609	5.9%		6,229	5,584	11.6%
Load Factor[4]	78.1%	76.9%	1.2	pp	76.7%	76.9%	-0.2	pp

International Market
PAX (K)[1]	948	859	10.4%		9.275	8,768	5.8%
ASK (mm)[2]	3,022	2,680	12.7%		28,671	26,676	7.5%
RPK (mm)[3]	2,393	2,139	11.9%		23,070	21,344	8.1%
Load Factor[4]	79.2%	79.8%	-0.6	pp	80.5%	80.0%	0.5	pp

[1]	Pax: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

Avianca Holdings S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. - Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. - LACSA, incorporated in Costa Rica, Transamérican Airlines S.A. - TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A. - SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V. - ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2015		AVIANCA HOLDINGS S.A.

	By:	/s/ Elisa Murgas
		Name:	Elisa Murgas
		Title:	General Secretary, Vice-President of Legal Affairs